

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

June 7, 2010

Via U.S. Mail and Facsimile at 770-956-2207

Thomas C. Gallagher
Chairman, President and Chief Executive Officer
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, GA 30339

**Re: Genuine Parts Company
          Form 10-K for the fiscal year ended December 31, 2009
          Filed February 26, 2010
          File No. 001-05690
          Definitive Proxy Statement on Schedule 14A
          Filed February 26, 2010
          File No. 001-05690**

Dear Mr. Gallagher:

     We have completed our review of your Form 10-K and Definitive Proxy Statement on Schedule 14A and have no further comments at this time.

                                              Regards,

                                              Max A. Webb
                                              Assistant Director